Exhibit 12.1

Acadia Healthcare Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
EARNINGS:
Income (loss) from continuing operations before income taxes	$7,158	$(38,466)	$32,829	$69,245	$126,154	$20,796	$21,205
Fixed charges, exclusive of capitalized interest (a)	1,018	10,338	31,360	39,281	50,758	10,263	23,346

Earnings	$8,176	$(28,128)	$64,189	$108,526	$176,912	$31,059	$44,551
FIXED CHARGES:
Interest charged to expense (b)	$760	$9,223	$29,792	$37,271	$48,318	$9,709	$22,169
Interest portion of rent expense (c)	258	1,115	1,568	2,010	2,440	554	1,177

Fixed charges, exclusive of capitalized interest	1,018	10,338	31,360	39,281	50,758	10,263	23,346
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$1,018	$10,338	$31,360	$39,281	$50,758	$10,263	$23,346

Ratio of earnings to fixed charges	8.03x	n/a	2.05x	2.76x	3.49x	3.03x	1.91x

Amount by which earnings are inadequate to cover fixed charges	n/a	38,466	n/a	n/a	n/a	n/a	n/a

(a)	Calculated in fixed charges section below.
(b)	Interest charged to expense excludes interest income and includes amortization of debt issuance costs.
(c)	The interest portion of rent expense is estimated to be 20% of consolidated rent expense.